UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69224

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___PEP Advisory LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3200 Kirby Drive, Suite 800
_____
                                          (No. and Street)

Houston	TX	77098
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Walker Moody	713-804-7576	wmoody@pepadvisory.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Turner, Stone & Company, L.L.P.
_____
                    (Name – if individual, state last, first, and middle name)

12700 Park Central Drive, STE 1400	Dallas	TX	75251
(Address)	(City)	(State)	(Zip Code)

09/29/2003	76
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Walker Moody, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PEP Advisory LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



BARBARA FASSETTA
My Notary ID # 698221
Expires October 12, 2022

Barbara Fassetta
Notary Public

Signature: [signature]
Title: Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PEP Advisory LLC

Financial Statements

and

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2021

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member of PEP Advisory LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PEP Advisory LLC (the "Company") as of December 31, 2021 and the related statements of operations and member's capital and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com



INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

Supplemental Information

The supplementary information contained in Supplemental Schedule I has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Turner, Stone & Company L.L.P

Certified Public Accountants
February 26, 2022

We have served as the Company's auditor since 2019.

PEP ADVISORY LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

Assets

Current assets:		
Cash	$	855,669
Accounts receivable		16,250
Prepaids and deposits		28,966
Total current assets		900,885
Total assets	$	900,885

Liabilities and Member's Capital

Current liabilities:		
Accounts payable and accrued liabilities	$	21,892
Due to affiliate		477,729
Accrued state income tax		2,580
Total current liabilities		502,201
Member's capital		398,684
Total liabilities and member's capital	$	900,885

The accompanying notes are an integral part of the financial statements.

PEP ADVISORY LLC
STATEMENT OF OPERATIONS AND MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues		
Commissons income	$	255,366
Success fee income		80,343
Consulting and research fees		1,015,409
Other income		7,250
Reimbursed income		337,997
		1,696,365
Costs and expenses:		
Travel and entertainment		32,287
Clearing Expenses		109,081
Salaries and benefits		1,110,194
Technology and communication expenses		117,999
General, administrative, regulatory and miscellaneous expense		353,987
Legal and professional fees		78,361
Occupancy expense		43,918
Total costs and expenses		1,845,827
Other income (expense):		
Gain/(Loss) on sale of asset		1,525
Interest Income		947
		2,472
Net loss		(146,990)
Member's capital, beginning of year		3,708,242
Member's distribution		(3,433,206)
Member's contributions		270,638
Member's capital, end of year	$	398,684

The accompanying notes are an integral part of the financial statements.

PEP ADVISORY LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

OPERATING ACTIVITIES		
Net loss	$	(146,990)
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Sale of asset		(1,525)
Changes in operating assets and liabilities		
Accounts receivable		434,404
Clearing deposit		250,000
Prepaids and deposits		64,228
Due from affiliate		3,944
Accounts payable and accrued liabilities		(72,548)
Deferred income		(12,501)
Net cash provided by Operating Activities		519,012
INVESTING ACTIVITIES		
Proceeds from sale of fixed asset		1,525
Net cash provided by Investing Activities		1,525
FINANCING ACTIVITIES		
Member's contribution		270,638
Member's distribution		(3,433,206)
Due to affiliate		407,540
Net cash used in Financing Activities		(2,755,028)
Net cash decrease		(2,234,491)
Cash at beginning of year		3,090,160
Cash at end of year	$	855,669
Supplemental disclosure:		
Income tax paid	$	15,940
Interest paid	$	-

The accompanying notes are an integral part of the financial statements.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business and operations

CDH Securities (the "Company") changed its name to Heikkinen Energy Securities LLC on October 14, 2015. On July 31, 2021 Heikkinen Energy Securities LLC changed its name to PEP Advisory LLC and merged with Invicta XV+ LP. It is a Texas LLC formed in December 2012 and is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a Non-Covered Firm as it relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. and is a member of the Financial Industry Regulatory Authority ("FINRA") and Security Investors Protection Corporation ("SIPC").   As a limited broker-dealer, the Company will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to customers.

The Company is a wholly owned subsidiary of Invicta XV+ LP. (the "Parent").

The Company provides investment banking, financial advice, equity research and sales to the energy and institutional investment investors. The Company also participates in the underwriting of securities offered for sale in public markets. The Company is based in Houston, Texas, and maintains branch offices in New Orleans, Louisiana. At December 31, 2021, the Company was registered as a limited broker-dealer in several states.

The Company does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Company is a Non-Covered Firm as it relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. because the Company limits its business activities exclusively to Selling Group Participants in a Firm Commitment Underwriting, Private placement of securities, publish and distribute research, participation in commission sharing program related to research activities and merges and acquisitions advisory services from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash flows

For purposes of the statement of cash flows, cash includes demand deposits, time deposits, certificates of deposit and short-term liquid investments with original maturities of three months or less when purchased. The Company maintains deposits in a financial institution. At December 31, 2021, the Federal Deposit Insurance Corporation (FDIC) provided insurance coverage of up to $250,000, per depositor, per institution. At December 31, 2021, the Company's cash was $605,669 in excess of federally insured limits.

Revenue recognition

In 2019 the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns fees and commissions in connection with the placement and advisory services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

Investment Banking Revenue
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees, underwriting fees and sales concessions are recorded on offering date. The Company earns fees and commissions in connection with the placement services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

Commission Income
Revenues are comprised of commissions on trade executions for institutional customers. Commissions on such transactions are recorded on a trade date basis as is the related expense. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Success Fee Income
Revenue is recognized when security deals are closed, securities are exchanged and all elements of contractual fulfillment are met.

Success Fee revenues include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Success Fees from securities related transactions are recognized when earned under the respective agreements.

Research Revenue
The Company provides research on the oil and gas exploration and production industry and related equity on a daily basis. The Company also produces research on topical issues within the energy sector. Recipients of this research compensate the Company for these market insights by direct payment, or through third-party commission sharing agreements. Direct payments and commission sharing payments are recorded as revenue when an invoice is requested by the customer or when cash is received, whichever occurs first.

Deferred Revenue
Deferred revenue represents revenues collected but not earned as of December 31, 2021. This is primarily composed of revenue for research. If the subscription period is conducted over the year-end, deferred revenue is recorded for all revenue related to fulfillment of subscriptions in the next fiscal year.

Fair value of financial instruments

In accordance with the reporting requirements of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 825, *Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at December 31, 2021, nor gains or losses reported in the statement of operations and member's capital that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held during the year ended December 31, 2021.

Fair value measurements

ASC Topic 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Recent accounting pronouncements

During the year ended December 31, 2021 and through February 26, 2022, there were several new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

Subsequent events

In preparing the financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2021, up until the issuance of the financial statements, which occurred on February 26, 2022.

2.   TRANSACTIONS WITH RELATED PARTY

The Company had related party payables with Pickering Energy Partners, a related party through common management, in the amounts of $477,729 for the year ended December 31, 2021.

During the year ended December 31, 2021, Pickering Energy Partners was paid approximately $23,000 for management fees.

3.   DUE FROM CLEARING BROKER:

The Company terminated its clearing arrangement effective March 31,2021 and the clearing deposit was returned to the Company.

4. COMMITMENTS AND CONTINGENCIES:

Operating lease

The Company has terminated its lease agreements. For the year ended December 31, 2021, rent expense totaled $43,918 and included maintenance, and other costs as required by the Company's lease.

5. INCOME TAXES:

The Company is organized as a limited liability company under the provisions of the Internal Revenue Code of 1986 as amended. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income tax liabilities. Instead, its earnings and losses are included in the Member's income tax return and are taxed based on the Parent's income tax rate.

6. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company was in compliance with $502,201 of aggregate indebtedness and net capital of $353,468.

7. RISKS AND CONCENTRATIONS:

The Company maintains all of its cash in a major bank, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

9. RULE 15c3-3 EXEMPTION:

The Company is a Non-Covered Firm as it relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. because the Company limits its business activities exclusively to Selling Group Participants in a Firm Commitment Underwriting, Private placement of securities, publish and distribute research, participation in commission sharing program related to research activities and merges and acquisitions advisory services from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

Customer concentrations

For the year ended December 31, 2021, the Company had the following customer concentrations with respect to its revenues:

	Sales	Accounts Receivable
Customer 1	19%	*
Customer 2	15%	*
Customer 3	9%	*
Customer 4	7%	*

*amount less than 10%

PEP ADVISORY LLC
SCHEDULE I
DECEMBER 31, 2021

Net capital requirement, the greater of:			$	50,000
1/15% of aggregate indebtedness	$	33,480		
Minimum dollar requirement		50,000		
Net capital				353,468
Excess net capital			$	303,468
Aggregate indebtedness				502,201
Ratio of aggregate indebtedness to net capital				142.08%
120% of required net capital				60,000
Net capital in excess of 120% of required net capital			$	293,468
Total assets			$	900,885
Less: total liabilities				502,201
Net worth				398,684
Deductions from and/or charges to net worth				
Total non-allowable assets	$	45,216		
Total deductions from net worth				45,216
Net capital before haircuts on securities positions				353,468
Haircuts on certificates of deposit and commercial paper		-		
Other securities		-		
Other positions		-		
Undue concentrations		-		
Total haircuts of securities				-
Net capital			$	353,468

There are no material differences between the amounts presented above and the amounts reported on the Company's FOCUS report as of December 31, 2021.



Report of Independent Registered Public Accounting Firm

To the Member of
PEP Advisory LLC

We have reviewed management's statements, included in the accompanying PEP Advisory LLC's Exemption Report, in which (1) PEP Advisory LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) PEP Advisory LLC is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to Selling Group Participants in a Firm Commitment Underwriting, private placements of securities, publishing and distributing research, participation in commission sharing programs related to research activities and mergers and acquisitions advisory services.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PEP Advisory LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of the SEC Release No. 34-70073.

Turner, Stone & Company L.L.P

Certified Public Accountants
February 26, 2022

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660/Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com



INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

PEP Advisory LLC

3200 Kirby Drive, Suite 800 / Houston, Texas 77098

713-930-0371

Exemption Report

PEP Advisory LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to Selling Group Participants in a Firm Commitment Underwriting, Private placement of securities, publish and distribute research, participation in commission sharing program related to research activities and merges and acquisitions advisory services.

PEP Advisory

I, Walker Moody, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Walker Moody, Chief Executive Officer

January 10, 2022